 MEDIFIRST SOLUTIONS, INC.

4400 Route 9 South, Suite 1000

Freehold, NJ 07728

August 31, 2015

Lyn Shenk

Branch Chief

Office of Transportation and Leisure

United States Securities and Exchange Commission

Washington, D.C. 20549

Medifirst Solutions, Inc.

Form 10-K for Fiscal Year Ended December 31, 2014

Filed April 15, 2015

File No.000-55465

Dear Mr. Shenk,

We are responding to your comment letter of August 25, 2015.

Enclosed with this letter is the proposed 10-K/A with the complete revision of Item 19A in response to your comments.

We acknowledge that:

●	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

●	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action under the federal securities laws of the United States; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments concerning either the responses contained in this letter or the amended reports filed herewith, please let us know.

Very truly yours,

/s/ Bruce Schoengood

Bruce Schoengood

President/CEO

Enclosure

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K/A

(Mark One)

☒  ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

☐  TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from [      ] to [     ]

Commission file number 333-178825

Medifirst Solutions, Inc.

(Name of small business issuer in its charter)

NEVADA	23-3888260
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

4400 Route 9 South. Suite 1000, Freehold NJ 07728
(Address of Principal Executive Offices)

Issuer’s telephone number: (732) 786-8044

Securities registered pursuant to Section 12(b) of the Act:
None

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if registrant is a well-known seasoned issuer, ad defined under Rule 405 of the Securities Act  Yes  ☐  No ☑

Indicate by check mark if registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act . Yes  ☐  No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act during the preceding 12 months (or for such shorter period that the issuer was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes  ☑    No  ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer. ☐	Accelerated filer.	☐
Non-accelerated filer. ☐ (Do not check if a smaller reporting company)	Smaller reporting company.	☑

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).  Yes ☐  No ☑

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant’s most recently completed second fiscal quarter, June 30, 2014: Bid $0.05, Ask $0.07.

As of April 13 2015, there were 24,781,750 shares of the issuer’s common stock outstanding.

Documents incorporated by reference: None

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In this report, unless the context indicates otherwise, the terms "Medifirst," "MSI, ""Company," "we," "us," and "our" refer to Medifirst Solutions, Inc., a Nevada corporation.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, or the "Securities Act," and Section 21E of the Securities Exchange Act of 1934 or the "Exchange Act." These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or anticipated results.

In some cases, you can identify forward-looking statements by terms such as "may," "intend," "might," "will," "should," "could," "would," "expect," "believe," "anticipate," "estimate," "predict," "potential," or the negative of these terms. These terms and similar expressions are intended to identify forward-looking statements. The forward-looking statements in this report are based upon management's current expectations and beliefs, which management believes are reasonable. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor or combination of factors, or factors we are aware of, may cause actual results to differ materially from those contained in any forward-looking statements. You are cautioned not to place undue reliance on any forward-looking statements. These statements represent our estimates and assumptions only as of the date of this report. Except to the extent required by federal securities laws, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

You should be aware that our actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including:

●	new competitors are likely to emerge and new technologies may further increase competition;

●	our operating costs may increase beyond our current expectations and we may be unable to fully implement our current business plan;

●	our ability to obtain future financing or funds when needed;

●	our ability to successfully obtain and maintain our diverse customer base;

●	our ability to protect our intellectual property through patents, trademarks, copyrights and confidentiality agreements;

●	our ability to attract and retain a qualified employee base;

●	our ability to respond to new developments in technology and new applications of existing technology before our competitors;

●	acquisitions, business combinations, strategic partnerships, divestures, and other significant transactions may involve additional uncertainties; and

●	our ability to maintain and execute a successful business strategy.

Other risks and uncertainties include such factors, among others, as market acceptance and market demand for our products and services, pricing, the changing regulatory environment, the effect of our accounting policies, potential seasonality, industry trends, adequacy of our financial resources to execute our business plan, our ability to attract, retain and motivate key technical, marketing and management personnel, and other risks described from time to time in periodic and current reports we file with the United States Securities and Exchange Commission, or the "SEC." You should consider carefully the statements under "Item 1A. Risk Factors" and other sections of this report, which address additional factors that could cause our actual results to differ from those set forth in the forward-looking statements and could materially and adversely affect our business, operating results and financial condition. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the applicable cautionary statements.

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PART I

ITEM 1. BUSINESS

Corporate History

Medifirst Solutions, Inc. was incorporated in Nevada in November 2010. We are in the development stage and have a diverse product line including both consumer products and digital media. Since our inception, we have been engaged in business planning activities, including researching the industry, identifying target markets for our products, developing our models and financial forecasts, performing due diligence regarding potential geographic locations most suitable for establishing our offices and identifying future sources of capital. At the present time, The Company is building products and affiliations in and related to the cosmetic healthcare industry. We are developing products and programs, specifically the Time Machine Program in the anti-aging sector using laser technology. The Company is a dealer for Atmospheric Water Solutions, Inc. to sell water machines that makes drinking water from air.

We have never declared bankruptcy, we have never been in receivership, and we have never been involved in any legal action or proceedings. To date, we have not made any significant purchase or sale of assets, nor have we been involved in any mergers, or consolidations and we currently have no intention to engage in a merger with an unidentified company. We have acquired Consumer Resources Consultants, Inc. and may pursue strategic acquisitions that complement our current business model which may allow us to expand our activities and capabilities and advance our production if the appropriate opportunity arises. We are not a blank check registrant as that term is defined in Rule 419(a)(2) of Regulation C of the Securities Act, since we have a specific business plan or purpose as described in this annual report.

Business

Cosmetic and Anti-Aging Division

Medifirst continues to develop its division that focuses on anti-aging and non-invasive and minimally invasive cosmetic procedures. We are in development of a mobile laser unit and a treatment protocol called The Time Machine Program for wrinkles, hyperpigmentation, skin spots, acne and various skin related concerns. October 31, 2014, the Company’s  newly-formed wholly-owned subsidiary, Dr. Park Avenue, Inc., a Nevada corporation (“Subsidiary”), entered into an Asset Purchase Agreement (“Agreement”) to acquire all of the assets of Dr. Park Ave. located in Franklin Lakes, New Jersey. (“Dr. Park Ave. New Jersey”). As a consequence of the inability of Dr. Park Ave to provide audited financial statements as required by the terms of the acquisition, Medifirst has informed the management of Dr.Park Ave. that the Asset Purchase Agreement has been recinded and is no longer in effect.

Atmospheric Water Solutions

The Company is a dealer and sales representative for Atmospheric Water Solution (“AWS”), a Florida based company that generates water by using an advanced patented technology. The water generating machines extract water directly from the air we breathe. By using a patented, advanced filtration and purification system, AWS machines purify water to the cleanest, purest standards in the world. The Company is the exclusive distributor for tradeshows within the US for the entire spa and wellness industry and will seek to expand to international sales as well. The units operate on standard 110V power and on average one gallon of water generated will cost about 10 cents. The units start as a table top model generating up to three gallons a day to large standing machines making up to 400 gallons a day.

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The Market

Cosmetic and Anti-Aging Division

In a recent report by iData Research, a leading authority in pharmaceutical market research, the market for cosmetic plastic surgery, facial aesthetics and medical lasers is expected to almost double in size, exceeding $3 billion by 2017. The market for Botox injections is expected grow to an estimated $543 million by 2017. In addition to Botox, competitor Dysport is rapidly growing in the market. Juviderm and Restylane facial dermal fillers are also growing in the lucrative injectable filler market. iData’s report states that the U.S. market for aesthetic facial injectable products is valued at almost $860 million in 2010.

The cosmeceutical industry is rapidly growing, with expected double-digit growth during the next 3 years. Although demand is growing, competition is also increasing with the entry of mass-market chains and alternative treatment options. In addition to the major manufacturers, doctor brands are penetrating the market and taking a significant market share. According to another recent market report published by Transparency Market Research "Skincare Devices Market (Lasabrasion, Microdermabrasion, Liposuction, LED Therapy, Dermatoscopes, Skin Rejuvenation, Cellulite Reduction, Skin Tightening & Body Contouring and Hair Removal) - Global Industry Analysis, Size, Share, Growth, Trends and Forecast, 2012 - 2018," in 2011, the global skincare devices market was valued at USD 5.4 billion and is expected to grow at a CAGR of 10.1% from 2012 to 2018, to reach an estimated value of USD 10.7 billion in 2018. The market for LED therapy devices accounted for the largest share of the total market for treatment devices whereas the lasabrasion devices market is expected to record the highest growth during the forecast period. The rising numbers of liposuction and hair removal procedures make these market segments highly attractive in terms of revenue and CAGR. Worldwide acceptance and use of laser and light based devices for aesthetic treatments will drive growth in future.

Market Strategy

Our strategic marketing plan is based on utilizing social media, print advertising and attending trade shows and conferences. However, we cannot guarantee that any of our marketing efforts will be successful or offer any assurances that we will be successful in selling othe Laser Devices, The Time Machine Programs to health care professionals.

Internet Sales

We will promote our products on the internet but they are not sold online.

Direct Sales.

Attending trade shows is one of the most effective ways we can expose our product to large numbers of potential buyers both domestic and international. Additionally we attend network meetings for business professionals.

Regulation

Regarding lasers, every state has different regulations for professional usage and we advisor all customers to check with their state for exact details.

Competition

Most devices and procedures currently used are much more invasive with potential side effects. Additionally, many of these procedures are very expensive for both the health care professionals to purchase them as well as the procedure cost to the patient or consumer. This includes: Class four lasers, Microdermabrasion and Fraxel lasers. Because of the very competitive cost for our lasers, each spa or healthcare professional have to flexibility to set their rates for their clients or patients.

Revenue

We expect to promote the technology to California which is experiencing a sever water shortage. We cannot guarantee sales but we expect to generate revenue by Q4 2015.

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Atmospheric Water Solutions

The company is a Dealer and sales representative for Atmospheric Water Solution, a Florida based company that generates water by using an advanced patented technology. The water generating machines extract water directly from the air we breathe. By using a patented, advanced filtration and purification system, AWS machines purify water to the cleanest, purest standards in the world. Simply put, this is very pure drinking water. Medifirst is the exclusive distributor for tradeshows within the US for the entire Spa and Wellness industry and will seek to expand to international sales as well. The units operate on standard 110V power and on average one gallon of water generated will cost about 10 cents. The units start as a table top model generating up to three gallons a day to large standing machines making up to 400 gallons a day.

The Market

Across the globe consumers have reached into their pockets to the tune of $50 billion dollars this year to purchase bottled water.  In the United States consumers have reached into their pocket to the tune of $10.8 billion dollars to purchase bottled water, which is a tremendous statement as to consumer’s support of the bottled water industry. The latest upward trend in the purchasing power of bottled water was reflected in 2006 when total bottled water volume exceeded 8.25 billion gallons, a 9.5 percent increase over 2005, and the 2006 bottled water per capita consumption level of 27.6 gallons increased by over two gallons, from 25.4 gallons per capita the previous year. Additionally, the wholesale sales for bottled water in 2006 increased 8.5 percent over 2005. Today bottled water is the fastest-growing beverage category in the world and the preferred beverage of choice in our present on-the-go society.

Internet Sales

The company will promote our products on the internet but they are not sold online.

Direct Sales.

Attending trade shows is one of the most effective ways we can expose our product to large numbers of potential buyers both domestic and international. Additionally we attend network meetings for business professionals.

Regulation

No specific approval is required for sales

Market Strategy

The company has introduced the water machine at the premiere Spa and Wellness show in the country, the IECSC show at the Javits Center in NYC last year. We will continue to introduce the machines at all events we attend as an exhibitor. Additionally, the manufacturer will continue to provide Medifirst leads and sales from the Spa and wellness industry. We are also expanding our marketing to the state of California where they are experiencing a severe water shortage.

Competition

There are several online companies selling water from airs devices. According to Atmospheric Water Solutions the manufacturer, they are violating their patent and have been contacted accordingly. But most of the competition is bottled water from the ground and not water from air. What sets us apart is that our machine makes the water from the humidity in the air and no other water source is needed. It is important to note that in a region with there is very little humidity, under 20% the device will not generate water.

Revenue

We expect to promote the technology to California which is experiencing a sever water shortage. We cannot guarantee sales but we expect to generate revenue by Q4 2015.

Our Employees

At the present time, we do not have any employees other than Bruce Schoengood as our Chief Executive Officer.

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ITEM 1A. RISK FACTORS

This report includes forward-looking statements about our business and results of operations that are subject to risks and uncertainties.  See "Forward-Looking Statements," above.  Factors that could cause or contribute to such differences include those discussed below.  In addition to the risk factors discussed below, we are also subject to additional risks and uncertainties not presently known to us or that we currently deem immaterial.  If any of these known or unknown risks or uncertainties actually occurs, our business could be substantially harmed.

RISKS RELATING TO OUR BUSINESS

We are a development stage company and we have no operating history upon which you can base an investment decision.

We were organized on November 8, 2010, and we have no significant operating history upon which you can make an investment decision, or upon which we can accurately forecast future sales. You should, therefore, consider us subject to the business risks associated with a new or development stage business. The likelihood of our success must be considered in light of the expenses, difficulties and delays frequently encountered in connection with the formation and initial operations of a new business.

Our auditors have expressed substantial doubt about our ability to continue as a going concern.

Our auditor’s report on our December 31, 2014 financial statements expresses an opinion that substantial doubt exists as to whether we can continue as an ongoing business. We have begun selling our products and services which has generated some revenue. If we are unable to develop sufficient additional customers for our products and services, we will not generate enough revenue to sustain our business, and the Company may fail.

We expect to incur net losses in future quarters and we cannot assure you that we will ever achieve profitability.

We have operated at a loss since our inception. We may not achieve sufficient revenues or profitability in any future period. If we do not achieve profitability, our business may not grow or we may not be able to continue to operate. We are likely to continue to incur losses unless and until we are able to generate significantly more revenues from our operations. If we do achieve profitability, we cannot be certain that we can sustain or increase profitability on a quarterly or annual basis.

Our success is dependent on our officer and director to properly manage the Company and the loss or unavailability of his services could cause the business to fail.

Currently, we have one officer and director, Bruce Schoengood, who has assumed responsibility for all planning, development and operational duties, and will continue to do so throughout the beginning stages of the Company. We are heavily dependent on the personal efforts and abilities of Mr. Schoengood.  He has, and expects to continue, to commit full time to the development of our business plan in the next twelve months. The loss or unavailability of his services would have a materially adverse effect on our business prospects and potential earning capacity. We do not currently carry any insurance to compensate for any such loss.

Changing and unpredictable market conditions may impact the demand for our products and services.

There can be no guarantee that there will be a demand for our products or services. There are several other companies that are currently marketing similar products and services and if these companies are successful in developing products or services such as ours, our products and services may become obsolete and undesirable, which will adversely affect our operations.

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We may have difficulty managing growth in our business, which could have a material adverse effect on our business, financial condition and results of operations and our ability to execute our business plan in a timely fashion.

Because of our small size, growth in accordance with our business plans, if achieved, will place a significant strain on our financial, technical, operational and management resources. As we expand our activities, and increase the number of projects we are evaluating or in which we participate, there will be additional demands on our financial, technical and management resources. The failure to continue to upgrade our technical, administrative, operating and financial control systems or the occurrence of unexpected expansion difficulties, including the inability to recruit and retain experienced personnel, could have a material adverse effect on our business, financial condition and results of operations and our ability to execute our business plan in a timely fashion.

Failure to balance our separate operations could strain our management, operational and other resources, which could materially and adversely affect our business and growth potential.

We are currently pursuing the development of diverse product lines. The growth and development of these multiple divisions may strain our limited financial, technical, operational and management resources. We may not be able to manage the growth of all of these lines of business effectively and efficiently or compete effectively in our intended markets. Any failure to efficiently manage our expansion may materially and adversely affect our business and future growth.

We may also determine to allocate resources to focus more on one division over the others. While we would make such determination with the purpose of maximizing the value and growth potential of the Company, we cannot assure you which of our current operations, if any, would receive the greater benefit of our resources, or if we choose to focus on one of our current pursuits that we will necessarily choose the one that will prove most successful.

There may be deficiencies with our internal controls that require improvements, and we will be exposed to potential risks from legislation requiring companies to evaluate controls under Section 404 of the Sarbanes-Oxley Act of 2002.

As a result of becoming a reporting issuer under the federal securities laws and the rules and regulations of the SEC thereunder, we will be required to establish and maintain a system of internal controls and procedures. Because Bruce Schoengood is presently and for the foreseeable future, our sole executive officer and director, our internal controls and procedures may not be effective to assure timely and adequate disclosures.

Laser Devices

The company plans to file for FDA 5/10K approval for sales in the US market. If that approval were denied, that would prohibit us from selling units in the US market.

Risks Related to Atmospheric Water Solutions

Any significant increase in the cost, or disruption in supply, of the materials and components used to manufacture our products would have a material adverse effect on our cost of sales.

The water machines depends on a readily available on inventory and supply of parts and materials.  Should these components become unavailable our business could suffer and become unsustainable.

8

Unauthorized use of our Patents by third parties.

The manufacturer has identified several companies that it feels is infringing on its patents for the air to water technology. They have stated that they plan to enforce its patent protection, these companies in the meantime can provide more competition and adversely effect our sales.

RISKS RELATED TO OUR COMMON STOCK

Our sole current officer and director owns a substantial amount of our common stock, which gives him significant control.

Our current sole officer, sole director and principal founding stockholder, Bruce Schoengood, beneficially owns approximately [12]% of the outstanding shares of our common stock and 100% of the preferred shares which carry super voting rights.. So long as this control is concentrated in the hands of Mr. Schoengood, he will continue to have the ability to elect our directors and determine the outcome of votes by our stockholders on corporate matters, including mergers, sales of all or substantially all of our assets, charter amendments and other matters requiring stockholder approval. This controlling interest may have a negative impact on the market price of our common stock by discouraging third-party investors. In addition, such control by Mr. Schoengood will allow him to establish his own compensation and other benefits and perquisites in an amount and manner that would have a negative impact on our net income which in turn could negatively impact the market price, if any, of our common stock.

We may need to obtain additional capital, which additional funding may dilute our existing stockholders.

We may need additional funding to carry out all of our development plans. If we are unable to obtain sufficient capital on a timely basis, the development of our current or any future product candidates is likely to be delayed, and we could be forced to reduce the scope of our projects or otherwise limit or terminate our operations altogether.

We have not identified the sources for the additional financing that we will require, and we do not have commitments from any third parties to provide this financing. Certain investors may be unwilling to invest in our securities since we are traded on the OTC Bulletin Board and not on a national securities exchange, particularly if there is only limited trading in our common stock on the OTC Bulletin Board at the time we seek financing. The volume and frequency of such trading has been limited to date. Sufficient funding through a financing may not be available to us at acceptable terms or at all. Any additional funding that we obtain in a financing is likely to reduce the percentage ownership of us held by our existing security holders. The amount of this dilution may be substantially increased if the trading price of our common stock has declined at the time of any financing from its current levels.

There is currently no market for our common stock, but if a market for our common stock does develop, our stock price may be volatile.

Our common stock currently trades on a limited basis on the OTC Bulletin Board. Trading of our stock through the OTC Bulletin Board is frequently thin and highly volatile. There is no assurance that a sufficient market will develop in our stock, in which case it could be difficult for stockholders to sell their stock. The market price of our common stock could fluctuate substantially due to a variety of factors, including:

●	our actual or anticipated operating and financial performance;

●	quarterly variations in the rate of growth of our financial indicators, such as net income per share, net income and cash flows, or those of companies that are perceived to be similar to us;

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●	changes in revenue, cash flows or earnings estimates or publication of reports by equity research analysts;

●	speculation in the press or investment community;

●	public reaction to our press releases, announcements and filings with the SEC;

●	the limited amount of our freely tradable common stock available in the public marketplace;

●	general financial market conditions;

●	the realization of any of the risk factors presented in this annual report;

●	the recruitment or departure of key personnel;

●	changes in market valuations of companies similar to ours; and

●	domestic and international economic, legal and regulatory factors unrelated to our performance.

In addition, future sales of our common stock by our stockholders could cause our stock price to decline and we cannot predict the effect, if any, that market sales of shares of the our common stock or the availability of shares for sale will have on the market price prevailing from time to time.

We do not expect to pay dividends for the foreseeable future.

For the foreseeable future, it is anticipated that earnings, if any, that may be generated from our operations will be used to finance our operations and that cash dividends will not be paid to holders of our common stock.

There are legal restrictions on the resale of our shares of common stock offered, including penny stock regulations under the U.S. federal securities laws. These restrictions may adversely affect the ability of investors to resell their shares.

We anticipate that our common stock will continue to be subject to the penny stock rules under the Securities Exchange Act of 1934, as amended. These rules regulate broker/dealer practices for transactions in “penny stocks.”  Penny stocks are generally equity securities with a price of less than $5.00. The penny stock rules require broker/dealers to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker/dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker/dealer and its salesperson and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations and the broker/dealer and salesperson compensation information must be given to the customer orally or in writing prior to completing the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction, the broker and/or dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. The transaction costs associated with penny stocks are high, reducing the number of broker-dealers who may be willing to engage in the trading of our shares. These additional penny stock disclosure requirements are burdensome and may reduce all of the trading activity in the market for our common stock. As long as the common stock is subject to the penny stock rules, holders of our common stock may find it more difficult to sell their shares.

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Under the JOBS Act, we have elected to use the extended transition period for complying with new or revised accounting standards.

Pursuant to Section 107(b) of the JOBS Act, we have elected to use the extended transition period for complying with new or revised accounting standards for an “emerging growth company.” This election will permit us to delay the adoption of new or revised accounting standards that will have difference effective dates for public and private companies until such time as those standards apply to private companies. Consequently, our financial statements may not be comparable to companies that comply with public company effective dates.

Some of our stockholders may have rescission rights with respect to their original purchases of our common stock.

If one of our stockholders were to allege that the original offering of our common stock was not made in compliance with applicable federal and/or states securities laws and regulations, and if a court were to agree with such an allegation, the stockholders may have the right to rescind their purchase of our common stock. In such an event, we would be required to offer to refund the original purchases made by the stockholders. Because we have only limited funds, such a refund could have an adverse impact on our financial situation. Furthermore, our involvement with any claim by a stockholder of revision rights may divert the attention of our management and force us to expend resources to defend against such claims.

ITEM 1B. UNRESOLVED STAFF COMMENTS

There are no unresolved staff comments.

ITEM 2. PROPERTIES

Our corporate office is located at 4400 Route 9 South, Suite, Freehold NJ 07728 and our telephone number is (732) 786-8044. Our administrative office is located at 50 Oxford Road, Manalapan NJ 07726. The Freehold, NJ office space is leased through April 1, 2017 at a monthly cost of approximately $549.00. There are currently no proposed programs for the renovation, improvement or development of the facilities currently used. We intend to renew the current lease prior to its termination. We believe these existing facilities are adequate for the foreseeable future.

ITEM 3. LEGAL PROCEEDINGS

We are not currently a party to any legal or administrative proceedings. Our current sole officer and director has not been convicted in a criminal proceeding nor has he been permanently or temporarily enjoined, barred, suspended or otherwise limited from involvement in any type of business, securities or banking activities.

ITEM 4. MINE SAFETY DISCLOSURES

Not Applicable.

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PART II

ITEM 5. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded under the symbol “MSFT.” Our common stock has been trading on the OTC Bulletin Board since September 14, 2012. The following table sets forth the quarterly high and low sales prices of our common stock since we began trading on the OTC Bulletin Board. Such prices are inter-dealer quotations without retail mark-ups, mark-downs or commissions, and may not represent actual transactions.

Fiscal Year Ending December 31, 2014
Quarter Ended	High $		Low $
March 31, 2014 (through March [ 31], 2014)	[0.1240	]	[0.06	]

Fiscal Year Ending December 31, 2014
Quarter Ended	High $		Low $
December 31, 2014	0.06		0.0240
September 30, 2014 (from September 14, 2014)	0.06		0.0230
June 30, 2014	0.015		0.06
March 31, 2014	0.20		0.059

Our common stock is subject to Rule 15g-9 of the Exchange Act, known as the Penny Stock Rule which imposes requirements on broker/dealers who sell securities subject to the rule to persons other than established customers and accredited investors. For transactions covered by the rule, brokers/dealers must make a special suitability determination for purchasers of the securities and receive the purchaser's written agreement to the transaction prior to sale. The SEC also has rules that regulate broker/dealer practices in connection with transactions in "penny stocks." Penny stocks generally are equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in that security is provided by the exchange or system. The Penny Stock Rules requires a broker/dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker/dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker/dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker/dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. These disclosure requirements have the effect of reducing the level of trading activity in the secondary market for our common stock. As a result of these rules, investors may find it difficult to sell their shares.

As of April 13, 2014, we have 24,781,750 shares of common stock issued and outstanding held by [345] stockholders of record.

Dividend Policy

We have not paid any cash dividends on our common stock. It is anticipated that our future earnings will be retained to finance our continuing development. The payment of any future dividends will be at the discretion of our board of directors and will depend upon, among other things, future earnings, any contractual restrictions, success of business activities, regulatory and corporate law requirements and our general financial condition.

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Recent Sales of Unregistered Securities

During the period covered by this report, we issued and sold the following securities without registration under the Securities Act.

New Issuances of Securities

●	In February 2014 the Company issued 1,000,000 shares of common stock at .01 per share

●	In February 2014 the Company issued 450,000 shares of common stock at .06 per share

●	In March 2014 the Company issued 200,000 shares of common stock at .05 per share

●	In March 2014 the Company issued 450,000 shares of common stock at .011 per share

●	In April 2014 the Company issued 50,000 shares of common stock at .013 per share

●	In May 2014 the Company issued 100,000 shares of common stock at .09 per share

●	In May 2014 the Company issued 250,000 shares of common stock at .05 per share

●	In July 2014 the Company issued 300,000 shares of common stock at .05 per share

●	In August 2014 the Company issued 200,000 shares of common stock at .05 per share

●	In October 2014 the Company issued 1,500,000 shares of common stock at .001 per share

Issuances of Common Stock upon Exercise of Conversion Rights.

In March 2014, a noteholder converted $50 of the principal balance of a note into 500,000 shares of the Company's common stock at a conversion price of $0.0001 per share.

In April 2014, a noteholder converted $40 of the principal balance of a note into 400,000 shares of the Company's common stock at a conversion price of $0.0001 per share.

In June 2014, a noteholder converted $700 of the principal balance of a note into 700,000 shares of the Company's common stock at a conversion price of $0.001 per share.

In August 2014, a noteholder converted $1000 of the principal balance of a note into 1,000,000 shares of the Company's common stock at a conversion price of $0.001 per share.

In October 2014, a noteholder converted $1100 of the principal balance of a note into 1,100,000 shares of the Company's common stock at a conversion price of $0.001 per share.

In October 2014, a noteholder converted $50 of the principal balance of a note into 500,000 shares of the Company's common stock at a conversion price of $0.0001 per share.

In October 2014, a noteholder converted $1,500 of the principal balance of a note into 1,500,000 shares of the Company's common stock at a conversion price of $0.001 per share.

13

Promissory Notes:

In March 2011, the Company issued a promissory note to a stockholder in the amount of $300. On July 2013, the note was amended to provide the noteholder with the right to convert the note into the Company's common stock at $0.0006 per share. The Company issued 400,000 shares of Common Stock upon the conversion of $240 of the existing balance owing on the note. The current unconverted balance on the note is $60.

In January 2012, the Company issued a promissory note to a stockholder in the amount of $5,000 with interest at 20% per annum. Principal and interest were due and payable on July 2, 2012. March 5, 2015, the note was amended to provide the noteholder with the right to convert the note into the Company's common stock at $0.0005 per share. The Company issued 0 shares of Common Stock upon the conversion of $5000 of the balance owing on the note. The current unconverted balance of the note is $5000.

In December 2012, the Company issued a promissory note to a stockholder in the amount of $5,000 with interest at 10% per annum. Principal and interest were due and payable on July 3, 2013. April 2014, the note was amended to provide the note holder with the right to convert the note into the Company's common stock at $0.001 per share. The Company issued 2,500,000 shares of Common Stock upon the conversion of $2,500 of the existing balance owing on the note. The current unconverted balance of the note is $2500.

In May 2012, the Company issued a promissory note to a stockholder in the amount of $25,000 with interest at 10% per annum. Principal and interest were due and payable on November, 2012. On December 2014, the note was amended to provide the note holder with the privilege to convert the note to the Company's common stock at $0.0001 per share. Effective April 2013, the Company and Note Holder entered into a second amendment of the Note which reduced the principal balance of the Note to $9,900 by crediting $14,000 to consulting services provide by Note Holder to the Company. On June 2013 the note was sold to two parties. A $5,000 and $4,900 portion of the note was sold to two new note holders. The Company issued 4,110,000 shares of Common Stock upon the conversion of $4110 of the balances owing on the notes. The $5000 Note has a current unconverted balance of $3,715 and the $4,900 Note has a current unconverted balance of $2,075.

In July 2013, the Company issued a promissory note to a stockholder in the amount of $1,500. Principal and interest were due and payable on January 2014. January 2015, the note was amended to provide the note holder with the right to convert the note into the Company's common stock at $0.0004 per share The Company issued 0 shares of Common Stock upon the conversion of $1,500 of the balance owing on the note. The current unconverted balance is $1500.

In January 2015, the Company issued a promissory note to a stockholder in the amount of $1,000. Principal and interest were due and payable on July 2015.On January 2015, the note was amended to provide the note holder with the right to convert the note into the Company's common stock at $0.0001 per share. The Company issued 0_ shares of Common Stock upon the conversion of $0 of the balance owing on the note. The current unconverted note balance is $1000.

In April 2015, the Company issued a promissory note to a stockholder in the amount of $3,000. Principal and interest were due and payable on October 2015. The current balance of the note is $3,000.

14

All of the previously described issuances of securities were made pursuant to the exemption from registration at Section 4(a)(2) and/or Rule 506 of Regulation D and/or Section 4(6) under the Securities Act for either transactions not involving a public offering or for transactions with an “accredited investor” as defined under the Securities Act. Common Stock issued upon the exercise of conversion rights were made pursuant to Section 3(a)(9) of the Securities Act for securities exchanged by an issuer with its existing security holders exclusively.

Equity Compensation Plan Information

We do not have any equity incentive plans as of the date of this annual report.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

We did not purchase any of our shares of common stock or other securities during our fiscal year ended December 31, 2014.

ITEM 6. SELECTED FINANCIAL DATA

We are a smaller reporting company, as defined by Rule 229.10(f)(1) and are not required to provide the information required by this Item.

15

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

This section must be read in conjunction with the Audited Financial Statements included in this Prospectus.

Plan of Operation

Medifirst Solutions, Inc. was incorporated in Nevada in November 2010. We are in the development stage and have a diverse product line including both consumer products and digital media. Since our inception, we have been engaged in business planning activities, including researching the industry, identifying target markets for our products, developing our models and financial forecasts, performing due diligence regarding potential geographic locations most suitable for establishing our offices and identifying future sources of capital. At the present time, The Company is building products and affiliations in and related to the cosmetic healthcare industry. We are developing products and programs, specifically the Time Machine Program in the anti-aging sector using laser technology. The Company is a dealer for Atmospheric Water Solutions, Inc. to sell water machines that makes drinking water from air.

See “Description of Business” contained herein.

Our auditors have issued a going concern opinion. This means that our auditors believe there is substantial doubt that we can continue as an on-going business for the next twelve (12) months. Our auditors’ opinion is based on the uncertainty of our ability to establish profitable operations. The opinion results from the fact that we have not generated significant revenues.  Accordingly, we must raise cash from operations or from investments by others in our Company to continue our operations.

Our sole officer and director is responsible for our managerial and organizational structure, which will include preparation of disclosure and accounting controls under the Sarbanes Oxley Act of 2002. When these controls are implemented, he will be responsible for the administration of the controls. Should he not have sufficient experience, he may be incapable of creating and implementing the controls which may cause us to be subject to sanctions and fines by the SEC which ultimately could cause you to lose your investment.

Our intended plan of operations is to generate revenue from our diverse divisions of operation. We believe that diversification of our interests will help generate revenues.

Cosmetic and Anti-Aging Division

The Company continues to develop its division that focuses on anti-aging and non-invasive and minimally invasive cosmetic procedures. We are in development of a mobile laser unit and a treatment protocol called The Time Machine Program for wrinkles, hyperpigmentation, skin tightening,skin spots, acne and various skin related concerns. If approved for FDA 5/10K certification, the Company can offer the mobile hand-held laser units for sale.

Atmospheric Water Solutions

The Company is a dealer and sales representative for Atmospheric Water Solution (“AWS”), a Florida based company that generates water by using an advanced patented technology. The water generating machines extract water directly from the air we breathe. By using a patented, advanced filtration and purification system, AWS machines purify water to the cleanest, purest standards in the world. The Company is the exclusive distributor for tradeshows within the US for the entire spa and wellness industry and will seek to expand to international sales as well. The units operate on standard 110V power and on average one gallon of water generated will cost about 10 cents. The units start as a table top model generating up to three gallons a day to large standing machines making up to 400 gallons a day.

16

Results of Operations

Fiscal Year Ended December 31, 2014

Revenues

During the year ended December 31, 2014 and 2013, we generated $85,627 and $54,497 in revenues, respectively.

We expect revenues for the short term to remain minimal, however we believe revenues will increase after execution of our business plans.

Expenses

For the year ended December 31, 2014 and 2013, expenses were $325,591 and $167,016, respectively.

We expect expenses for 2014 to trend upward as we continue to incur additional expenses necessary to grow our business.

Legal and Accounting

For the year ended December 31, 2014 and 2013, professional fees were $162,474 and $25,612, respectively.

We expect professional fees for 2014 to trend marginally downward as we pursue operations in the ordinary course of business, though we will continue to incur additional expenses as a result of our being a publicly traded company.  This includes corporate legal, accounting, stockholder and SEC filing expenses.

Other Income/(Expense)

For the year ended December 31, 2014 and 2013, other expenses was $1,654 and $1,488, respectively.

Expense for the three months ended December 31, 2014 consisted of interest expense.

Net Income/(Loss)

For the year ended December 31, 2014 and 2013 the company had a net loss of $292,713 and $114,812.

Liquidity and Capital Resources

Since incorporation, we have financed our operations through the private placement of our common stock to selected investors and periodic borrowings from our stockholders. At December 31, 2014 and 2013, our principal sources of liquidity included cash and cash equivalents of $551 and $3,720, respectively.

As of December 31, 2014, we did not have any significant commitments for capital expenditures.

If we do not generate sufficient cash flow to support our operations over the next twelve (12) months, in order to continue as a going concern we may need to raise additional capital by issuing capital stock in exchange for cash.  There are no formal or informal agreements to attain such financing.  The Company’s ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including: investors’ perception of, and demand for, securities of companies in our industry; conditions of the U.S. and other capital markets in which we may seek to raise funds; future results of operations, financial condition and cash flow. Therefore, the Company’s management cannot assure that financing will be available in amounts or on terms acceptable to the Company, or if at all. Any failure by the Company’s management to raise additional funds on terms favorable to the Company could have a material adverse effect on the Company’s liquidity and financial condition.

17

Critical Accounting Policies

Our significant accounting policies are summarized in Note 1 of our consolidated financial statements. While all these significant accounting policies impact our financial condition and results of operations, we view certain of these policies as critical. Policies determined to be critical are those policies that have the most significant impact on our financial statements and require management to use a greater degree of judgment and estimates. Actual results may differ from those estimates. Our management believes that given current facts and circumstances, it is unlikely that applying any other reasonable judgments or estimate methodologies would cause an effect on our consolidated results of operations, financial position or liquidity for the periods presented in this report.

Off Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Recently Adopted Accounting Pronouncements

Please see Note 2 of our consolidated financial statements that describe the impact, if any, from the adoption of Recent Accounting Pronouncements.

ITEM 7A. QUANTITATIVE AND QUALITIATIVE DISCLOSURES ABOUT MARKET RISK

We are a smaller reporting company, as defined by Rule 229.10(f)(1) and are not required to provide the information required by this Item.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The Company’s consolidated financial statements are stated in United States dollars and are prepared in accordance with United States generally accepted accounting principles.

It is the opinion of management that the audited consolidated financial statements for the calendar year ended December 31, 2013 include all adjustments necessary in order to ensure that the audited consolidated financial statements are not misleading.

18

The following financial statements are filed as part of this annual report:

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholders and Board of Directors

Medifirst Solutions, Inc.

We have audited the accompanying balance sheets of Medifirst Solutions, Inc., (A Development Stage Company) as of December 31, 2014 and 2013, and the related statements of operations, stockholders' (deficit) and cash flows for the years then ended, and the period from inception (November 8, 2010) to December 31, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Medifirst Solutions, Inc., (A Development Stage Company) as of December 31, 2014 and 2013, and results of its operations and its cash flows for the years then ended, and for the period from inception (November 8, 2010) to December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 10 to the financial statements, the Company has suffered a loss from operations and is in the development stage. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to this matter are also discussed in Note 10. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ David A. Aronson, CPA, P.A.
David A. Aronson, CPA. P.A.
North Miami Beach, Florida
April 5, 2015

F-2

Medifirst Solutions, Inc.

(A Development Stage Company)

Balance Sheet

December 31, 2014 and 2013

	2014	2013
ASSETS

Current Assets:
Cash	$551	$3,720
Accounts receivable, net of allowance of $500	2,255	-
Prepaid expenses	1,125	2,500
Inventory	5,000	7,500
Total current assets	8,931	13,720

Equipment, net	6,338	5,199

Other Assets
Security deposit	1,065	265

	$16,334	$19,184

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities
Bank overdraft	$4,748	$1,644
Accounts payable and accrued expenses	319,425	231,958
Due to related party	5,937	-
Loan payable - stockholder	42,210	41,855
6% convertible notes	5,975	8,765
Total current liabilities	378,295	284,222

Commitments

Stockholders' Equity:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized, 50,000 and -0- shares issued and outstanding, respectively	5	-
Common stock, $0.0001 par value; 200,000,000 shares authorized, 22,481,750 and 13,781,750 shares issued and outstanding, respectively	2,248	1,378
Additional paid in capital	258,755	63,840
Deficit accumulated during development stage	(622,969)	(330,256)
	(361,961)	(265,038)

	$16,334	$19,184

See accompanying notes to financial statements.

F-3

Medifirst Solutions, Inc.

(A Development Stage Company)

Statements of Operations

For the Years Ended December 31, 2014 and 2013 and for the Period

From November 8, 2010 (Inception) to December 31, 2014

	From November 8, 2010 (Inception) to
	December 31, 2014	2014	2013

Consulting fee revenue	$74,800	$-	$41,500
Product sales, net	109,583	85,627	12,997
	184,383	85,627	54,497
Cost of goods sold	52,993	50,295	805
Gross income	131,390	35,332	53,692

Expenses:
Officer's compensation	307,500	100,000	100,000
Advertising and promotion	26,234	4,354	6,929
Computer and internet	12,366	1,680	1,274
Professional fees	220,327	162,474	25,612
Provision for bad debts	28,500	28,500	-
Repairs and maintenance	7,392	526	39
Travel	32,584	3,924	6,793
Other	113,799	24,133	26,369
	748,702	325,591	167,016

Net loss before other income and expenses	(617,312)	(290,259)	(113,324)

Other income and (expenses)
Interest income	1	1	-
Interest expense	(4,858)	(1,655)	(1,488)
Net loss before provision for income taxes	(622,169)	(291,913)	(114,812)

Provision for income taxes	(800)	(800)	-

Net loss	$(622,969)	$(292,713)	$(114,812)

Loss per common share - Basic and fully diluted	$(0.11)	$(0.02)	$(0.02)

Weighted average number of shares outstanding - Basic and fully diluted	5,509,927	18,691,886	6,700,517

See accompanying notes to financial statements.

F-4

Medifirst Solutions, Inc.

(A Development Stage Company)

Statement of Stockholders' Equity

For the Period from November 8, 2010 (Inception) to December 31, 2014

						Accumulated
					Additional	Deficit During	Total
	Common Stock		Preferred Class A		Paid in	Development	Stockholders'
	Shares	Amount	Shares	Amount	Capital	Stage	Equity
Issuance of common shares for services $0.0001 per share	752,000	$75	-	$-	$-	$-	$75
Issuance of common shares for cash at $0.08 per share	81,250	8	-	-	6,492	-	6,500
Issuance of common shares for cash at $0.08 per share	37,500	4	-	-	2,996	-	3,000
Issuance of common shares for cash at $0.08 per share	125,000	12	-	-	9,988	-	10,000
Issuance of common shares for cash at $0.00133 per share	187,500	19	-	-	231	-	250
Issuance of common shares for cash at $0.02 per share	12,500	1	-	-	249	-	250
Issuance of common shares for services at $0.08 per share	125,000	12	-	-	9,988	-	10,000
Issuance of common shares for cash at $0.01 per share	25,000	3	-	-	247	-	250
Issuance of common shares for cash at $0.002 per share	315,000	32	-	-	598	-	630
Net loss	-	-	-	-	-	(4,457)	(4,457)
Balance - December 31, 2010	1,660,750	166	-	-	30,789	(4,457)	26,498

Issuance of common shares for cash at $0.0034 per share	250,000	25	-	-	825	-	850
Issuance of common shares for cash at $0.01 per share	25,000	2	-	-	248	-	250
Issuance of common shares for cash at $0.016 per share	12,500	1	-	-	199	-	200
Issuance of common shares for cash at $0.0019 per share	75,000	8	-	-	135	-	143
Issuance of common shares for cash at $0.0014 per share	250,000	25	-	-	325	-	350
Issuance of common shares for services $0.002 per share	3,750,000	375	-	-	7,125	-	7,500
Issuance of common shares for cash at $0.0167 per share	300,000	30	-	-	4,970	-	5,000
Issuance of common shares for services $0.08 per share	20,000	2	-	-	1,598	-	1,600
Issuance of common shares for cash at $0.08 per share	6,250	1	-	-	499	-	500
Issuance of common shares for cash at $0.08 per share	53,500	5	-	-	4,275	-	4,280
Issuance of common shares for cash at $0.08 per share	12,500	1	-	-	999	-	1,000
Subtotals	6,415,500	641	-	-	51,987	(4,457)	48,171

Subtotals	6,415,500	$641	-	$-	$51,987	$(4,457)	$48,171
Issuance of common shares for cash at $0.04 per share	100,000	10	-	-	3,990	-	4,000
Issuance of common shares for cash at $0.08 per share	6,250	1	-	-	499	-	500
Net loss	-	-	-	-	-	(36,788)	(36,788)
Balance - December 31, 2011	6,521,750	652	-	-	56,476	(41,245)	15,883

Issuance of common shares upon partial conversion of note at $0.001 per share	150,000	15	-	-	135	-	150
Net loss	-	-	-	-	-	(174,199)	(174,199)
Balance - December 31, 2012	6,671,750	667	-	-	56,611	(215,444)	(158,166)

Issuance of common shares upon partial conversion of note at $0.001 per share	660,000	66	-	-	594	-	660
Issuance of common shares upon partial conversion of note at $0.001 per share	200,000	20	-	-	180	-	200
Issuance of common shares upon partial conversion of note at $0.0001 per share	700,000	70	-	-	-	-	70
Issuance of common shares for services $0.10 per share	50,000	5	-	-	4,995	-	5,000
Issuance of common shares upon partial conversion of note at $0.0006 per share	400,000	40	-	-	200	-	240
Issuance of common shares upon partial conversion of note at $0.001 per share	300,000	30	-	-	270	-	300
Issuance of common shares upon partial conversion of note at $0.0001 per share	400,000	40	-	-	-	-	40
Issuance of common shares upon partial conversion of note at $0.0001 per share	50,000	5	-	-	-	-	5
Issuance of common shares upon partial conversion of note at $0.001 per share	700,000	70	-	-	630	-	700
Issuance of common shares upon partial conversion of note at $0.0001 per share	350,000	35	-	-	-	-	35
Issuance of common shares upon partial conversion of note at $0.0001 per share	300,000	30	-	-	-	-	30
Issuance of common shares upon partial conversion of note at $0.0001 per share	350,000	35	-	-	-	-	35
Issuance of common shares upon partial conversion of note at $0.0001 per share	400,000	40			-	-	40
Issuance of common shares upon partial conversion of note at $0.0001 per share	1,000,000	100			900	-	1,000
Issuance of common shares upon partial conversion of note at $0.0001 per share	350,000	35			-	-	35
Issuance of common shares upon partial conversion of note at $0.001 per share	400,000	40			360	-	400
Issuance of common shares upon partial conversion of note at $0.0001 per share	500,000	50			-	-	50
Net loss	-	-	-	-	-	(114,812)	(114,812)
Balance - December 31, 2013	13,781,750	1,378	-	-	64,740	(330,256)	(264,138)

Issuance of common shares for services $0.05 per share	1,000,000	100			49,900	-	50,000
Issuance of common shares for services $0.05 per share	500,000	50			24,950	-	25,000
Issuance of common shares to repay debt at $0.0555	450,000	45			24,955	-	25,000
Issuance of common shares for cash at $0.05 per share	200,000	20			9,980	-	10,000
Issuance of common shares for cash at $0.05 per share	300,000	30			14,970	-	15,000
Issuance of common shares for cash at $0.05 per share	200,000	20			9,980	-	10,000
Issuance of common shares upon partial conversion of note at $0.0001 per share	500,000	50			-	-	50
Issuance of common shares for services $0.05 per share	450,000	45			22,455	-	22,500
Issuance of common shares for services $0.13 per share	50,000	5			6,495	-	6,500
Issuance of common shares upon partial conversion of note at $0.0001 per share	400,000	40			-	-	40
Issuance of preferred shares for services $0.10 per share	-	-	50,000	5	4,995	-	5,000
Issuance of common shares for services $0.09 per share	100,000	10			8,990	-	9,000
Issuance of common shares for services $0.05 per share	250,000	25			12,475	-	12,500
Issuance of common shares upon partial conversion of note at $0.0001 per share	700,000	70			630	-	700
Issuance of common shares upon partial conversion of note at $0.0001 per share	1,000,000	100			900	-	1,000
Issuance of common shares upon partial conversion of note at $0.0001 per share	1,100,000	110			990	-	1,100
Issuance of common shares upon partial conversion of note at $0.0001 per share	1,500,000	150			1,350	-	1,500
Net loss	-	-	-	-	-	(292,713)	(292,713)
Balance - December 31, 2014	22,481,750	$2,248	50,000	$5	$258,755	$(622,969)	$(361,961)

See accompanying notes to financial statements.

F-5

Medifirst Solutions, Inc.

(A Development Stage Company)

Statements of Cash Flows

For the Years Ended December 31, 2014 and 2013 and for the Period

From November 8, 2010  (Inception) to December 31, 2014

	From November 8, 2010 (Inception) to
	December 31, 2014	2014	2013

Cash flows from operating activities:
Net loss	$(622,969)	$(292,713)	$(114,812)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation expense	1,976	1,417	230
Provision for doubtful accounts	500	500	-
Accounts receivable	(2,755)	(2,755)	-
Prepaid expenses	(1,125)	1,375	(2,500)
Inventory	(5,000)	2,500	(7,500)
Security deposit	(1,065)	(800)	-
Bank overdraft	4,748	3,104	1,644
Accounts payable and accrued expenses	319,425	87,467	120,488
Interest/excess of fair value of shares issued to repay loans	30,290	30,290	-
Common stock issued for services	139,675	125,500	5,000
Preferred stock issued for services	5,000	5,000	-
Net cash (used) provided by operating activities	(131,300)	(39,115)	2,550

Cash flows from investing activities:
Purchase of equipment	(8,314)	(2,556)	-
Net cash used by investing activities	(8,314)	(2,556)	-

Cash flows from financing activities:
Proceeds from issuance of common stock	86,043	35,000	2,940
Due to related party	5,937	5,937	-
Stockholder's loan	42,210	355	14,641
6% convertible notes	5,975	(2,790)	(16,885)
Net cash provided by financing activities	140,165	38,502	696

Net increase (decrease) in cash	551	(3,169)	3,246
Cash at beginning of period	-	3,720	474
Cash at end of period	$551	$551	$3,720

Supplemental cash flow information:
Cash paid during the period for:
Interest	$3,944	$805	$1,456
Income taxes	$800	$800	$-

See accompanying notes to financial statements.

F-6

Medifirst Solutions, Inc.

(A Development Stage Company)

Notes to Financial Statements

December 31, 2014 and 2013

Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Medifirst Solutions, Inc. ("MSI" or the "Company") was incorporated in Nevada in November 2010. The Company is in the development stage and has a diverse product line including both consumer products and digital media. The Company intends to launch "Florida Health Community" as an on-line healthcare directory and social media site geared towards both professionals and consumers. MSI also intends to produce a tabloid size newsletter with healthcare industry related news and events. MSI holds the trademark to, and will sell on-line, the Miracle-cigTM, an electronic cigarette that is tobacco free and that emits a fine water mist in place of smoke.  Additionally, MSI will offer print and digital marketing and advertising services to its client base of medical professionals as well as solicit new business in other business sectors.

Revenue Recognition

In general, the Company records revenue when persuasive evidence of an arrangement exists, services have been rendered or product delivery has occurred, the sales price to the customer is fixed or determinable, and collectability is reasonably assured. The following policies reflect specific criteria for the various revenues streams of the Company:

Revenue is recognized at the time the product is delivered or services are performed. Provision for sales returns are estimated based on the Company's historical return experience. Revenue is presented net of returns.

Accounts Receivable

The Company extends credit to its customers in the normal course of business and performs ongoing credit evaluations of its customers, maintaining an allowance for potential credit losses. Accounts receivable is reported net of the allowance for doubtful accounts. The allowance is based on management's estimate of the amount of receivables that will actually be collected.

Inventory

Inventory consists of finished goods and is stated at the lower of cost (first-in, first-out) or market value.

Equipment, net

Equipment is stated at cost. Major renewals and betterments are capitalized while maintenance and repairs, which do not extend the lives of the respective assets, are expensed when incurred. Depreciation is computed over the estimated useful lives of the assets using the straight line method of accounting.

The estimated useful life for equipment is five years.

The cost and accumulated depreciation for property and equipment sold, retired, or otherwise disposed of are relieved from the accounts, and any resulting gains or losses are reflected in income.

F-7

Medifirst Solutions, Inc.

(A Development Stage Company)

Notes to Financial Statements

December 31, 2014 and 2013

Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Financial Instruments

The carrying amounts reported in the balance sheets for cash, accounts receivable, accounts payable, and other accrued liabilities approximate their fair values.

Segment Information

The Company follows Accounting Standards Codification ("ASC") 280, "Segment Reporting". The Company currently operates in a single segment and will evaluate additional segment disclosure requirements as it expands its operations.

Net Loss Per Common Share

Basic net (loss) income per common share is calculated using the weighted average common shares outstanding during each reporting period. Diluted net (loss) income per common share adjusts the weighted average common shares for the potential dilution that could occur if common stock equivalents (convertible debt and preferred stock, warrants, stock options and restricted stock shares and units) were exercised or converted into common stock. There were no common stock equivalents at December 31, 2014.

Income Taxes

Deferred income taxes are recognized for the tax consequences related to temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for tax purposes at each year end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is recognized when, based on the weight of all available evidence, it is considered more likely than not that all, or some portion, of the deferred tax assets will not be realized. Income tax expense is the sum of current income tax plus the change in deferred tax assets and liabilities.

F-8

Medifirst Solutions, Inc.

(A Development Stage Company)

Notes to Financial Statements

December 31, 2014 and 2013

Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (continued)

ASC 740, Income Taxes, requires a company to first determine whether it is more likely than not (which is defined as a likelihood of more than fifty percent) that a tax position will be sustained based on its technical merits as of the reporting date, assuming that taxing authorities will examine the position and have full knowledge of all relevant information. A tax position that meets this more likely than not threshold is then measured and recognized at the largest amount of benefit that is greater than fifty percent likely to be realized upon effective settlement with a taxing authority.

Stock-Based Compensation

The Company accounts for equity instruments issued to employees in accordance with ASC 718, Compensation - Stock Compensation. ASC 718 requires all share-based compensation payments to be recognized in the financial statements based on the fair value using an option pricing model. ASC 718 requires forfeitures to be estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from initial estimates.

Equity instruments granted to non-employees are accounted for in accordance with ASC 505, Equity. The final measurement date for the fair value of equity instruments with performance criteria is the date that each performance commitment for such equity instrument is satisfied or there is a significant disincentive for non-performance.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. At December 31, 2014, the Company had $551 in cash equivalents.

Recent Pronouncements

There are no recent accounting pronouncements that apply to the Company.

NOTE 2. CONCENTRATION OF CREDIT RISK

During 2014, sales to three customers accounted for approximately 93% of the Company's net sales or approximately $80,000. Of these customers, one customer accounted for approximately 41% of the Company's net sales or approximately $35,000. Additionally, one customers accounted for 100% of the Company's accounts receivable balance at December 31, 2014.

F-9

Medifirst Solutions, Inc.

(A Development Stage Company)

Notes to Financial Statements

December 31, 2014 and 2013

Note 3. EQUIPMENT (NET)

Equipment is recorded at cost and consisted of the following at December 31, 2014 and 2013:

	December 31,
	2014	2013
Computer equipment	$8,314	$5,758
Less: accumulated depreciation	(1,976)	(559)

	$6,338	$5,199

Depreciation expense was $1,417 and $230 for the years ended December 31, 2014 and 2013, respectively.

Note 4. DUE TO RELATED PARTY

During the period ended September 30, 2014, a related party through common management advanced the Company $8,752 to pay certain expenses. The loan bears no interest and is payable on demand.

Note 5. LOAN PAYABLE - STOCKHOLDER

During 2014 and 2013, a stockholder of the Company advanced the Company $31,665 and $30,355, respectively, to pay for certain expenses. The loan has a balance of $35,216 at December 31, 2014, bears no interest and is payable on demand.

At December 31, 2013 the Company was indebted to a stockholder in the amount of $5,000. The loan has an interest of 20%. Principal and accrued interest were due and payable on July 2, 2012.

In December 2012, the Company issued a promissory note to a stockholder in the amount of $5,000 with interest at 10% per annum. Principal and interest were due and payable on June 2, 2013. In April 2014, the note was amended to provide the note holder with the privilege to convert the note to the Company's common stock at $0.0001 per share. In July 2014, in a private transaction, the note holder transferred $1,000 of note principal to a third party. In August 2014, the holder of this portion of note principal converted it into 1,000,000 shares of the Company's common stock. In October 2014, the holder converted $1,500 of note principal into 1,500,000 shares of the Company's common stock at $0.001 per share. At December 31, 2014, $2,500 of the original note principal remains due and payable.

F-10

Medifirst Solutions, Inc.

(A Development Stage Company)

Notes to Financial Statements

December 31, 2014 and 2013

Note 6. 6% CONVERTIBLE NOTES

In March 2011, the Company issued $800 aggregate principal amount of 6% convertible notes due in January 2012. Interest on the notes accrue at the rate of 6% per annum and are payable when the notes mature. The notes matured prior to conversion but have not been repaid. Interest continues to accrue at the rate of 6% per annum.

The holder of one of the notes converted $110 of note principal into 1,150,000 shares of common stock as follows:

Date of Conversion	Principal Amount Converted	Conversion Rate	Shares Received
June 2013	$70	$0.0001	700,000
August 2013	$40	$0.0001	400,000

In August 2013, in a private transaction, the same note holder transferred $330 of the remaining note principal plus $55 in accrued interest to a third party.

In August 2013, in a private transaction, the new note holder transferred $5 of the remaining note principal to a third party who then converted the note into 50,000 shares of common stock.

In September 2013, the new note holder converted $100 of note principal into 1,000,000 shares of common stock.

In September 2013, in a private transaction, the new note holder transferred $35 of the remaining note principal to a third party who then converted the note into 350,000 shares of common stock.

In November and December 2013, the new note holder converted an additional $90 of note principal into 900,000 shares of common stock as follows:

Date of Conversion	Principal Amount Converted	Conversion Rate	Shares Received
November 2013	$40	$0.0001	400,000
December 2013	$50	$0.0001	500,000

F-11

Medifirst Solutions, Inc.

(A Development Stage Company)

Notes to Financial Statements

December 31, 2014 and 2013

Note 6. 6% CONVERTIBLE NOTES (continued)

In March and April 2014, the new note holder converted an additional $90 of note principal into 900,000 shares of common stock as follows:

Date of Conversion	Principal Amount Converted	Conversion Rate	Shares Received
March 2014	$50	$0.0001	500,000
April 2014	$40	$0.0001	400,000

Subsequent to these conversions there remains $125 in note principal.

In July 2013, the holder of the second note converted $240 of note principal into 400,000 shares of the Company's common stock at $0.0006 per share. At December 31, 2013, the note had a remaining principal balance of $60.

At any time on or after the maturity date, the holders of the notes, have the option of converting any of the unpaid principal and interest into the Company's common stock. The notes plus any accrued but unpaid interest are convertible at the rate of $0.0001 per share at the time of conversion up to a maximum of 9.99% of the then issued and outstanding common stock, or 2,245,927 shares at December 31, 2014.

In May 2012, the Company issued a $25,000 6% per annum note that matured in November 2012. In December 2012 the note was amended to be a convertible note. Interest on the note accrues interest at 6% per annum and is payable when the note matures.

The holder of the $25,000 note had the option of converting it at any time prior to maturity. The note plus any accrued but unpaid interest were convertible at the rate of $0.001 per share at the time of conversion up to a maximum of 9.99% of the then issued and outstanding common stock. The holder of the note converted $1,010 of note principal into 1,010,000 shares of common stock as follows:

Date of Conversion	Principal Amount Converted	Conversion Rate	Shares Received
December 2012	$150	$0.001	150,000
January 2013	$660	$0.001	660,000
March 2013	$200	$0.001	200,000

In July 2013, the Company retired $14,000 of note principal in payment for consulting services provided to the note holder.

In July 2013, in a private transaction, the note holder transferred the remaining note principal balance of $9,900 to a third party.

F-12

Medifirst Solutions, Inc.

(A Development Stage Company)

Notes to Financial Statements

December 31, 2014 and 2013

Note 6. 6% CONVERTIBLE NOTES (continued)

In July 2013, the note holder converted $300 of note principal into 300,000 shares of the Company's common stock. In September 2014, the note holder converted an additional $1,100 of note principal into 1,100,000 shares of the Company's common stock. The remaining principal on this portion of the note at December 31, 2014 is $3,715. The note holder has the option of converting the balance at any time with the approval of the Board of Directors. The note plus any accrued but unpaid interest are convertible at the rate of $0.001 per share at the time of conversion up to a maximum of 9.99% of the then issued and outstanding common stock, or 2,245,927 shares at December 31, 2014.

In August 2013, in a private transaction, the new note holder transferred $4,475 of principal to a stockholder of the company.

In September 2013, the note holder converted $400 of note principal into 400,000 shares of the Company's common stock at $0.001 per share.

In August 2013, the note holder/stockholder converted $700 of note principal into 700,000 shares of the Company's common stock at $0.001 per share. In October 2013, in a private transaction, this note holder transferred $1,000 of note principal to a third party of which $700 was converted into 700,000 shares in June 2014. The remaining principal balance on this portion of the note at December 31, 2014 is $2,075. The note holder has the option of converting the balance at any time with the approval of the Board of Directors. The note plus any accrued but unpaid interest are convertible at the rate of $0.001 per share at the time of conversion up to a maximum of 9.99% of the then issued and outstanding common stock, or 2,245,927 shares at December 31, 2014.

In October 2013, a $1,000 note was converted into 1,000,000 shares of the Company's common stock at $0.001 per share in accordance with the terms of the note.

Note 7. STOCKHOLDERS' EQUITY

In November 2010, the Company issued 752,000 shares of common stock at par value for services provided to the Company.

In November 2010, the Company issued 81,250 shares of common stock at $0.08 per share.

In November 2010, the Company issued 37,500 shares of common stock at $0.08 per share.

In December 2010, the Company issued 125,000 shares of common stock at $0.08 per share.

In December 2010, the Company issued 187,500 shares of common stock at $0.00133 per share.

F-13

Medifirst Solutions, Inc.

(A Development Stage Company)

Notes to Financial Statements

December 31, 2014 and 2013

Note 7. STOCKHOLDERS' EQUITY (continued)

In December 2010, the Company issued 12,500 shares of common stock at $0.02 per share.

In December 2010, the Company issued 125,000 shares of common stock at $.08 per share for services provided to the Company.

In December 2010, the Company issued 25,000 shares of common stock at $0.01 per share.

In December 2010, the Company issued 315,000 shares of common stock at $0.002 per share.

In January 2011, the Company issued 250,000 shares of common shares at $0.0034 per share.

In January 2011, the Company issued 25,000 shares of common shares at $0.01 per share.

In January 2011, the Company issued 12,500 shares of common shares at $0.016 per share.

In March 2011 the Company issued 75,000 shares of common stock at $0.0019 per share.

In March 2011 the Company issued 250,000 shares of common stock at $0.0014 per share.

In March 2011, the Company issued 3,500,000 shares of common stock to an officer of the Company for services provided to the Company at $0.002 per share.

In April 2011, the Company issued 300,000 shares of common stock at $0.0167 per share.

In October 2011, the Company issued 20,000 shares of common stock at $0.08 per share for services provided to the company.

In October 2011, the Company issued 6,250 shares of common stock at $0.08 per share.

In November 2011, the Company issued 53,500 shares of common stock at $0.08 per share.

In November 2011, the Company issued 12,500 shares of common stock at $0.08 per share.

In December 2011, the Company issued 100,000 shares of common stock at $0.04 per share.

In December 2011, the Company issued 6,250 shares of common stock at $0.08 per share.

In December 2012, the Company issued 150,000 shares of common stock at $0.001 per share as partial conversion of a note (See note 6).

F-14

Medifirst Solutions, Inc.

(A Development Stage Company)

Notes to Financial Statements

December 31, 2014 and 2013

Note 7. STOCKHOLDERS' EQUITY (continued)

In January 2013, the Company issued 660,000 shares of common stock at $0.001 per share as partial conversion of a note (See note 6).

In March 2013, the Company issued 200,000 shares of common stock at $0.001 per share as partial conversion of a note (See note 6).

In June 2013, the Company issued 700,000 shares of common stock at $0.0001 per share as partial conversion of a note (See note 6).

In July 2013, the Company issued 50,000 shares of common stock at $0.10 per share under the terms of a consulting agreement (See note 8).

In July 2013, the Company issued 400,000 shares of common stock at $0.0006 per share as partial conversion of a note (See note 6).

In July 2013, the Company issued 300,000 shares of common stock at $0.001 per share as partial conversion of a note (See note 6).

In August 2013, the Company issued 400,000 shares of common stock at $0.0001 per share as partial conversion of a note (See note 6).

In August 2013, the Company issued 50,000 shares of common stock at $0.0001 per share as partial conversion of a note (See note 6).

In August 2013, the Company issued 700,000 shares of common stock at $0.001 per share as partial conversion of a note (See note 6).

In September 2013, the Company issued 350,000 shares of common stock at $0.0001 per share as partial conversion of a note (See note 6).

In September 2013, the Company issued 300,000 shares of common stock at $0.0001 per share as partial conversion of a note (See note 6).

In September 2013, the Company issued 350,000 shares of common stock at $0.0001 per share as partial conversion of a note (See note 6).

In October 2013, the Company issued 400,000 shares of common stock at $0.0001 per share as partial conversion of a note (See note 6).

In October 2013, the Company issued 1,000,000 shares of common stock at $0.0001 per share as partial conversion of a note (See note 6).

F-15

Medifirst Solutions, Inc.

(A Development Stage Company)

Notes to Financial Statements

December 31, 2014 and 2013

Note 7. STOCKHOLDERS' EQUITY (continued)

In October 2013, the Company issued 350,000 shares of common stock at $0.0001 per share as partial conversion of a note (See note 6).

In November 2013, the Company issued 400,000 shares of common stock at $0.001 per share as partial conversion of a note (See note 6).

In December 2013, the Company issued 500,000 shares of common stock at $0.0001 per share as partial conversion of a note (See note 6).

In February 2014, the Company issued 1,000,000 shares of common stock at $0.05 per share for services provided to the Company.

In February 2014, the Company issued 500,000 shares of common stock at $0.05 per share for services provided to the Company.

In February 2014, the Company issued 450,000 shares of common stock at $0.0555 per share to pay accrued expenses.

In March 2014, the Company issued 200,000 shares of common stock at $0.05 per share.

In March 2014, the Company issued 300,000 shares of common stock at $0.05 per share.

In March 2014, the Company issued 200,000 shares of common stock at $0.05 per share.

In March 2014, the Company issued 500,000 shares of common stock at $0.0001 per share as partial conversion of a note (See note 5).

In March 2014, the Company issued 450,000 shares of common stock at $0.05 per share for services provided to the Company.

In April 2014, the Company issued 50,000 shares of preferred stock at $0.13 per share for services provided to the Company.

In April 2014, the Company issued 400,000 shares of common stock at $0.0001 per share as partial conversion of a note (See note 6).

In May 2014, the Company issued 100,000 shares of common stock at $0.09 per share for services provided to the Company.

In May 2014, the Company issued 250,000 shares of common stock at $0.05 per share for services provided to the Company.

F-16

Medifirst Solutions, Inc.

(A Development Stage Company)

Notes to Financial Statements

December 31, 2014 and 2013

Note 7. STOCKHOLDERS' EQUITY (continued)

In June 2014, the Company issued 700,000 shares of common stock at $0.0001 per share as partial conversion of a note (See note 6).

In August 2014, the Company issued 1,000,000 shares of common stock at $0.0001 per share as partial conversion of a note (See note 6).

In October 2014, the Company issued 1,100,000 shares of common stock at $0.0001 per share as partial conversion of a note (See note 6).

In November 2014, the Company issued 1,500,000 shares of common stock at $0.0001 per share as partial conversion of a note (See note 6).

Note 8. COMMITMENTS AND CONTINGENCIES

In July 2013, the Company entered into a consulting agreement with an individual for a one year term. Under the terms of this agreement the Company has agreed to compensate the consultant with 100,000 shares of the Company's common stock. As of December 31, 2014 the consultant had been issued 50,000 shares of the Company's common stock valued at its fair market value of $0.10 per share (See note 5). At December 31, 2013, $2,500 has been recorded as an accrued expense.

In March 2014, the Company signed a lease for office space that will run from May 2014 through April 2015. The lease calls for minimum monthly rental payments of $525.

Rent expense under the terms of this lease totaled $4,274 for the year ended December 31, 2014.

Future minimum lease payments under this lease are as follows:

'December 31,	Amount
2015	$2100

Note 9. INCOME TAXES

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before provision for income taxes. The sources and tax effects of the differences are as follows:

Income tax provision at the federal
statutory rate	39%
Effect of operating losses	(39)%
0%

F-17

Medifirst Solutions, Inc.

(A Development Stage Company)

Notes to Financial Statements

December 31, 2014 and 2013

Note 9. INCOME TAXES (continued)

As of December 31, 2014, the Company had a net operating loss carryforward of approximately $176,000. This loss will be available to offset future taxable income. If not used, this carryforward will begin to expire in 2030. The deferred tax asset relating to the operating loss carryforward has been fully reserved at December 31, 2014. The principal difference between the operating loss for income tax purposes and reporting purposes is accrued officer's compensation and stock issued for services..

Note 10. BASIS OF REPORTING

The Company's financial statements are presented on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

The Company has experienced a loss from operations during its development stage as a result of its investment necessary to achieve its operating plan, which is long-range in nature. For the period from inception to December 31, 2014, the Company incurred a net loss of approximately $623,000. In addition, the Company has no significant assets or revenue generating operations.

The Company currently does not have sufficient cash to sustain itself for the next 12 months, and will require additional funding in order to execute its plan of operations and to continue as a going concern. To meet its cash needs, management expects to raise capital through a private placement offering. In the event that this funding does not materialize, certain stockholders have agreed, orally, to loan, on a non-interest bearing demand basis, sufficient funds to maintain the Company's operations for the next 12 months.

The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

F-18

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures.

Our principal executive and principal financial officer, Bruce Schoengood, evaluated the effectiveness of our disclosure controls and procedures pursuant to Rule 13a-15(b) of the Securities Exchange Act of 1934 (“Exchange Act”) as of the end of the period covered by this report.  Based on that evaluation, our principal executive and principal financial officer concluded that our disclosure controls and procedures as of the end of the period covered by this report were effective such that the information required to be disclosed by us in reports filed under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) accumulated and communicated to our management, including our principal executive and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

Internal Control over Financial Reporting .

Management’s Annual Report on Internal Control over Financial Reporting .  Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) for the Company.  Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States.  Because of its inherent limitations, internal control over financial reporting may not prevent nor detect misstatements.  Therefore, even those systems determined to be effective can provide only reasonable assurance of achieving their control objectives.

Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2014. In making its assessment of internal control over financial reporting, management used the criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. This assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of those controls. Based on the results of this assessment, management has concluded that our internal controls over financial reporting were not effective as of December 31, 2014 due to a material weakness. A material weakness is a deficiency, or combination of deficiencies, in internal controls over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The Company does not have an audit committee and is not currently required to have one. We do not believe that the lack of an audit committee could result in a material misstatement in our financial statements in the near future. Accordingly, we have concluded that the lack of an audit committee alone does not constitute a material weakness in the Company’s internal control over financial reporting and has considered the foregoing in its determination that our internal controls over financial reporting were effective as of the date of this report.

Management's assessment was not subject to attestation by the Company's independent registered public accounting firm and as such, no attestation was performed pursuant to SEC Final Rule Release Nos. 33-8934; 34-58028 that permit the Company to provide only management's assessment report for the year ended December 31, 2014.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Our executive officer and director and his age are as follows:

Executive Officers and Directors

Name	Age	Office	Since
Bruce Schoengood	[56]	Chief Executive Officer and Director	March 16, 2011

The term of office for each director is one year, or until the next annual meeting of the stockholders.

19

Bruce Schoengood. Mr. Schoengood joined the Company as an officer and director in March 2011. Mr. Schoengood began his diverse publishing career as a New York City art director and editor in 1981 and went on to launch dozens of national magazines as publisher and contract publisher. Titles include: Country Accents, Victorian Accents, New Body, New Jersey Home & Style, Successful Child, Party Poker.com, GameDay USA, STUN!, Spectrum, Dale Earnhardt, Bill Mazeroski’s Baseball, Gemma’s Old Style Italian Cooking, Kid Planet, Beach Style, Trump Magazine and Blackout Comics. He was honored by Mental Health America in 2008 and given their Golden Bell Media Award. Mr. Schoengood has worked as a creative design and marketing consultant in the medical education industry to companies such as Haymarket Medical, Physican’s Weekly, Genecom, and Science & Medicine. From 2004 to 2008, Mr. Schoengood was a magazine packager with King Media. From 2008 until he began with the Company, he was self-employed as a freelance creative design and editorial content consultant.

Over the course of 30 years, Mr. Schoengood has developed and executed national media campaigns, advertising programs and strategies and worked, hired and instructed media professionals in all creative genres: writers, photographers, artists, internet programmers, PR firms, Media specialists, distributors and printers.  Mr. Schoengood’s extensive experience in various capacities for diverse media platforms gives our board of directors valuable guidance on the marketing and promotional activities that will be a keystone of the Company’s success.

Family Relationships

As we only have one officer and director, there cannot be any family relationships between any director and executive officer.

Involvement in Certain Legal Proceedings

Our directors, executive officers and control persons have not been involved in any of the following events during the past five years:

●	any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

●	any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

●	being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

●	being found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated

Section 16(a) Beneficial Ownership Compliance

We do not currently have any class of equity securities registered pursuant to section 12 of the Exchange Act. As such, our officers, directors and significant stockholders are not required to report changes in the beneficial ownership of our securities pursuant to Section 16(a) of the Exchange Act.

Code of Ethics

We do not currently have a Code of Ethics, as defined under the rules and regulations of the Exchange Act. The Company does not believe a Code of Ethics is necessary because the Company only has only one person serving as the sole officer, director and employee.

20

Nomination Process

As of December 31, 2014, we did not affect any material changes to the procedures by which stockholders may recommend nominees to the board of directors. We do not have any defined policy or procedure requirements for stockholders to submit recommendations or nominations for directors. The board of directors believes that, given the current stage of our development, a specific nominating policy would be premature and of little assistance until our operations develop to a more advanced level. We do not currently have any specific or minimum criteria for the election of nominees to the board of directors and there is no specific process or procedure for evaluating such nominees. The board of directors assesses all candidates, whether submitted by management or stockholders, and makes recommendations for election or appointment.

A stockholder who wishes to communicate with the board of directors may do so by directing a written request addressed to our Chief Executive Officer or the Chief Financial Officer at the address appearing on the face page of this annual report.

Committees of the Board

We currently do not have nominating, compensation or audit committee, or committees performing similar functions, nor do we have a written nominating, compensation or audit committee charter. The board of directors does not believe that it is necessary to have such committees at this time because it believes that the functions of such committees can be adequately performed by the board of directors.

ITEM 11. EXECUTIVE COMPENSATION

Executive Compensation

The table below sets forth all cash compensation paid or proposed to be paid by us to our chief executive officer, or only executive officer, for services rendered in all capacities to the Company during fiscal year 2011 and 2012 and 2013.

Summary Compensation Table

Name and Principal Position	Fiscal year Ended December 31	Salary ($)	Bonus ($)	Other Annual Compensation ($)	TOTAL
Bruce Schoengood, CEO	2012	$100,000	$0	$0.00	$100,000
	2013	$100,000	0	$0.00	$100,000
	2014	$100,000	0	$0.00	$100,000

Compensation Policy

Because we are still in the early stages of development, our sole director and officer is not currently receiving any compensation.

Stock Grants or Awards

Because we are still in the early stages of development, our sole director and officer has not received any stock grant, stock awards, freestanding SARs or other equity awards.

Bonuses

Any bonuses granted in the future will relate to meeting certain performance criteria that are directly related to areas within the named executive’s responsibilities with the Company. As we continue to grow, more defined bonus programs may be established to attract and retain our employees at all levels.

21

Equity Compensation Plans

We do not have any equity compensation plans as of the date of this annual report.

Compensation of Directors

Because we are still in the development stage, our sole director is not receiving any compensation other than reimbursement for expenses incurred during the performance of his duties.

Employment Contracts; Termination of Employment and Change-in-Control Arrangements

We do not have an employment agreement with Bruce Schoengood, our Chief Executive Officer; however, we intend to enter into such an employment agreement with Mr. Schoengood and with any of our future key executives and other members of management at the appropriate time and as circumstances may require.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table provides the names and addresses of each person known to us who own more than 5% of the outstanding common stock as of the date of this annual report, and by our sole officer and director. Except as otherwise indicated, all shares are owned directly.

Name of beneficial owner	Amount of Beneficial ownership		Percent of class(2)
Bruce Schoengood(1)	[3,825,000	]	[12	]%

(1) Unless otherwise indicated, the address of each of the persons shown is c/o Medifirst Solutions, Inc., 4400 Route 9 South, Suite 1000, Freehold NJ 07728.

(2) The percent of class is based on [6,671,750] shares of common stock issued and outstanding as of the date of this annual report.

Change in Control

We are not aware of any arrangement that might result in a change in control of the Company.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Transactions with related persons, promoters and certain control persons

Bruce Schoengood, currently our sole officer and director, is currently not involved in other business activities, but may, in the future, become involved in other business opportunities.  If a specific business opportunity becomes available, Mr. Schoengood may face a conflict of interest in selecting between our business interest and his other business interests. It is our policy that any personal business or corporate opportunity available an officer or director must be examined by our board of directors and rejected by the directors before an officer or director can engage or take advantage of the business opportunity. However, this policy may be ineffective given that we currently have only one officer and director.

No director, executive officer, principal stockholder holding at least 5% of our common shares, or any family member thereof, had any material interest, direct or indirect, in any transaction, or proposed transaction, during the years ended December 31,2014 or December 31, 2013 or December 31, 2012, in which the amount involved in the transaction exceeded or exceeds the lesser of $120,000 or one percent of the average of our total assets at the year end for the last three completed fiscal years.

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Director Independence

Currently our sole director is also our sole officer, and as such, we have no directors that would qualify as independent as defined under NASDAQ Marketplace Rules. Our director believes that retaining one or more additional directors who would qualify as independent as defined in the NASDAQ Marketplace Rules would be overly costly and burdensome and not warranted in the circumstances given the current stage of the Company’s development.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

David A. Aronson, CPA. P.A. serves as our independent registered public accounting firm and audited our financial statements for the years ended December 2013 and December 31, 2012 and 2011. The following table represents a summary of fees billed to the Company from its principal independent accounts for professional services rendered for the years ended December 31, 2012 and 2011.

	December 31,	December 31,
	2014	2013

Audit fee	$4,000	$3,500
Audit related fees
Tax fees
All other fees

TOTAL	$4,000	$3,500

Audit Fees

“Audit Fees” consist of fees billed for professional services rendered by the principal accountant for the audit of the registrant’s annual financial statements and review of financial statements included in the registrant’s quarterly reports, or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years. Audit fees expenses for David A. Aronson, CPA. P.A., for professional services rendered in respect to the audit of our annual financial statements included in our Registration Statement on Form S-1, were $3,500 and $2,900, respectively.

Audit Related Fees

“Audit Related Fees” consist of fees billed for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of the registrant’s financial statements and are not reported as “Audit Fees.” For the years ended December 31, 2014 and December 2013 and 202, the aggregate “Audit Related Fees” were $-0- and $-0- and $-0, respectively.

Tax Fees

“Tax Fees” consist of fees billed for professional services for tax compliance, tax advice, and tax planning. Tax preparation fees expenses for David A. Aronson, CPA. P.A., for professional services in respect to the filing of the Company’s income taxes for the years ended December 31, 2014, 2013 and 2012, were $-0- and $-0- and $-0 respectively.

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All Other Fees

Fees billed by David A. Aronson, CPA. P.A., not related to audit or other services as described above, during the years ended December 31, 2014, 2013 and 2012, were $-0- and $-0- and $-0 respectively, and such fees were related to [Explanation].

Pre-Approval Policies

Our board of directors, who acts as our audit committee, has adopted a policy governing the pre-approval by the board of directors of all services, audit and non-audit, to be provided to our Company by our independent auditors. Under the policy, the board or directors has pre-approved the provision by our independent auditors of specific audit, audit related, tax and other non-audit services as being consistent with auditor independence. Requests or applications to provide services that require the specific pre-approval of the board of directors must be submitted to the board of directors by the independent auditors, and the independent auditors must advise the board of directors as to whether, in the independent auditor’s view, the request or application is consistent with the SEC’s rules on auditor independence.

The board of directors has considered the nature and amount of the fees billed by David A. Aronson, CPA. P.A. and believes that the provision of the services for activities unrelated to the audit is compatible with maintaining the independence of David A. Aronson, CPA. P.A

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

Exhibit No.	Description
3.1	Articles of Incorporation filed on November 8, 2010(1)
3.2	Certificate of Amendment to Articles of Incorporation filed on March 28, 2011(1)
3.3	By-laws adopted on November 15, 2010(1)
4.1	Specimen Common Stock Certificate(1)
10.1	Asset Purchase Agreement dated October 31, 2014 between Dr. Park Avenue Inc. and Dr. Park Ave. (2)
31.1	Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(1)	Incorporated by reference to the Company’s Registration Statement on Form S-1 filed on December 30, 2011
(2)	Incorporated by reference to the Company’s report on Form 8K filed November 6, 2014.

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SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

April 14, 2015	MEDIFIRST SOLUTIONS, INC.

	By:	/s/ Bruce Schoengood
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature		Title	Date

By:	/s/ Bruce Schoengood	President, Chief Executive Officer,	August 31, 2015
Principal Financial Officer, Director

25

Exhibit 31.1 Principal Executive Officer - Section 302 Certification

Certification of

Principal Executive Officer

Of MEDIFIRST SOLUTIONS, INC.

Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Bruce Schoengood, certify that:

1.	I have reviewed this annual report on Form 10-K of Medifirst Solutions, Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and we have:

a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)	Disclosed in this annual report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth quarter in the case of an annual report) that has materially affected, or is likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Dated: April 14, 2015	By:	/s/ Bruce Schoengood
Bruce Schoengood
Chief Executive Officer

Exhibit 31.2 Principal Financial Officer - Section 302 Certification

Certification of

Principal Financial Officer

Of MEDIFIRST SOLUTIONS, INC.

Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Bruce Schoengood, certify that:

1.	I have reviewed this annual report on Form 10-K of Medifirst Solutions, Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and we have:

a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)	Disclosed in this annual report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth quarter in the case of an annual report) that has materially affected, or is likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Dated: April 14, 2015	By:	/s/ Bruce Schoengood
Bruce Schoengood
Chief Executive Officer

Exhibit 32

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Medifirst Solutions, Inc. (the “Company”) on Form 10-K for the fiscal year ended December 31, 2014, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), each of the undersigned officers of the Company certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to such officer’s knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of the dates and for the periods expressed in the Report.

Dated: April 14, 2015	By:	/s/ Bruce Schoengood
Bruce Schoengood
Chief Executive Officer
(Principal Executive Officer)

Dated: April 14, 2015	By:	/s/ Bruce Schoengood
Bruce Schoengood
Chief Financial Officer
(Principal Accounting Officer)